

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-mail
Mr. Kurt Adzema
Executive Vice President and
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089

      Re: **Finisar Corporation**
                Form 10-K for the fiscal year ended April 30, 2011
                Filed June 28, 2011
                File No. 000-27999

Dear Mr. Adzema:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian R. Cascio

                    Brian R. Cascio
                    Accounting Branch Chief